UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

LANTHEUS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36569
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

201 Burlington Road, South Building Bedford, MA	01730
(Address of principal executive offices)	(Zip Code)

Daniel M. Niedzwiecki

Chief Administrative Officer, General Counsel

and Corporate Secretary

(978) 671-8001

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Lantheus Holdings, Inc.’s Conflict Minerals Report for the reporting period January 1, 2022 through December 31, 2022 is provided as Exhibit 1.01 under Item 3.01 of this Form SD (the “Conflict Minerals Report”) and is also publicly available at www.lantheus.com.

The content of any website referred to in this Form SD or the Conflict Mineral Report is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibit

See Item 1.01.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2022 through December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LANTHEUS HOLDINGS, INC.
(Registrant)

/s/ Daniel M. Niedzwiecki	May 31, 2023
By: Daniel M. Niedzwiecki, Chief Administrative Officer, General Counsel and Corporate Secretary	(Date)

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2022 through December 31, 2022.

3